Exhibit 99.97

Significant Northeast Expansion and Massive Pitchblende Discovered

in the A3 at Arrow

Vancouver, BC, April 18, 2017 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to report results from 18 drill holes from the on-going winter 2017 drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

Highlights:

Northeast A3 Shear

•

Step out scissor hole AR-17-136c2 (170 m northeast and up-dip from AR-15-57c2 and 70 m northeast and up-dip from the edge of the A3 High Grade Domain) intersected 26.0 m of total composite mineralization including 6.7 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) featuring 5.3 m of continuous massive to semi-massive pitchblende including 2.0 m at a minimum- of-greater-than 61,000 cps within a 59.0 m section (399.5 to 458.5 m). This hole is marked by dense accumulations of massive to semi-massive pitchblende mineralization and is the strongest zone of mineralization encountered in the A3 shear to date. This newly discovered area is open to the northeast.

•

Infill scissor hole AR-17-121c2 (75 m up-dip from AR-15-57c2) intersected 65.5 m of total composite mineralization including 9.7 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) featuring 0.5 m at a minimum-of-greater-than 61,000 cps within an 86.5 m section (473.5 to 560.0 m).

•

Infill scissor hole AR-17-121c1 (45 m up-dip from AR-15-57c2) intersected 81.0 m of total composite mineralization including 6.0 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 106.0 m section (481.0 to 587.0 m).

Northeast A2 Shear

•

Step out scissor hole AR-17-118c2 (180 m northeast and down-dip from AR-15-44b) intersected 49.0 m of total composite mineralization including 6.1 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 61.0 m section (691.5 to 752.5 m) within a gap in a northeast part of the Mineral Resource domains.

•

Step out hole AR-17-119c2 (200 m northeast and down-dip from AR-15-44b) intersected 39.0 m of total composite mineralization including 1.65 m of total composite off-scale radioactivity (>10,000 to 49,000 cps) within an 80.5 m section (549.5 to 630.0 m).

•

Step out hole AR-17-127c2 (255 m northeast and down-dip from AR-15-44b) intersected 18.5 m of total composite mineralization including 1.6 m of total composite off-scale radioactivity (>10,000 to>61,000 cps) within a 128.5 m section (662.5 to 791.0 m).

•

Infill scissor hole AR-17-121c1 (172 m northeast and down-dip from AR-15-44b) intersected 58.0 m of total composite mineralization including 5.9 m of total composite off-scale radioactivity (>10,000 to > 61,000 cps) within a 149.5 m section (636.5 to 786.0 m).

Northeast A4 Shear

•

Step out scissor hole AR-17-129c1 (90 m northeast and up-dip from AR-15-41 and 30 m northeast of the A4 Mineral Resource domains) intersected 33.5 m of total composite mineralization including 2.7 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 60.0 m section (763.5 to 823.5 m).

Arrow, Activities & Financial

•	The 2017 winter program comprising a minimum of 35,000 m of drilling with seven drill rigs will continue until the end of April.

•	None of the drilling completed in 2017 was included in the NI 43-101 Updated Mineral Resource estimate for the Arrow Deposit released on March 6, 2017.

•	The Company has cash on hand of approximately $58 million.

Longitudinal sections and a plan map showing drill hole locations are shown in Figures 1 to 3. A photo of the new high grade mineralization intersected in AR-17-136c2 is included in Figure 4. Table 1 is a summary of the mineralized intervals.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “Drilling has been very successful in significantly expanding mineralization at Arrow on several fronts. The discovery of massive to semi-massive pitchblende mineralization encountered in hole AR-17-136c2 in the A3 shear looks identical to that found in the A2 Sub-Zone. The higher grade A2 Sub-Zone is located southwest of an interpreted cross cutting structure, and it appears that a similar Sub-Zone may be developing within the A3 shear to the northeast of this same cross cutting structure. Further step outs into the northeast gap of the A2 shear have returned additional high grade intervals, where we expect mineralization to continue further northeast and down-dip to drill hole AR-15-50. Scissor drill holes stepping out and within the A2 and A3 High Grade Domains continues to exceed our expectations.”

Leigh Curyer, Chief Executive Officer, commented: “Drilling at Arrow continues to highlight how much room remains for material growth within the footprint of mineralization as well to the northeast demonstrated by today’s results. Together with ongoing expansion the team is simultaneously undertaking engineering and environmental studies to determine to optimal development scenario for Arrow.”

Figure 1: A2 Mineralized Long Section

NexGen Energy Ltd.
LEGEND
Assays Pending
3.5m Total Composite Off-Scale Radioactivity (Core Length >10,000 cps)
18.0m Total Composite Mineralization (Core Length >500 cps)
A2 Mineral Resource Domains (March 2017)
A2 High Grade Domains (March 2017)
Section width: 50m
Pierce points are positioned in the centre of the section width
All intersections are core lengths
Larger diameter pierce points were drilled in 2017
Smaller diameter pierce points are outside the March 2017 Mineral Resource domains and were drilled between 2014 and 2016
The A2 High Grade and Mineral Resource domains are from the March 2017 Arrow Mineral Resource which only includes drilling completed up to November 2016, see news release dated March 6, 2017 for more information
*Previously released
SCALE 1 : 4000
(m)
-20 0 20 40 60 80 100 120
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Deposit
A2 Shear - Longitudinal Section
200m
300m
400m
500m
600m
700m
800m
OPEN
OPEN
OPEN
OPEN
117c1
136c2
0.5m
12.5m
126c1
0m
17.5m
119c1
116c1
119c2
1.65m
39.0m
133c1
0.1m
8.5m
121c2
1.9m
33.5m
115c1
114c1
115c2
114c2
114c3
1.25m
23.0m
116c2
127c1
0.1m
21.5m
120c1
118c2
6.1m
49.0m
121c1
5.9m
58.0m
133c2
0.25m
64.0m
127c2
1.6m
18.5m
138c1
0m
89.5m
118c1
120c2
129c2
0m
6.5m
AR-15-50*
19.5 m at 0.47% U3O8

Figure 2: A3 Mineralized Long Section

NexGen Energy Ltd.
LEGEND
Assays Pending
3.5m Total Composite Off-Scale Radioactivity (Core Length >10,000 cps)
18.0m Total Composite Mineralization (Core Length >500 cps)
A3 Mineral Resource Domains (March 2017)
A3 High Grade Domains (March 2017)
Section width: 50m
Pierce points are positioned in the centre of the section width
All intersections are core lengths
Larger diameter pierce points were drilled in 2017
Smaller diameter pierce points are outside the March 2017 Mineral Resource domains and were drilled between 2014 and 2016
The A3 High Grade and Mineral Resource domains are from the March 2017 Arrow Mineral Resource which only includes drilling completed up to November 2016, see news release dated March 6, 2017 for more information
*Previously released
SCALE 1 : 4000
(m)
-20 0 20 40 60 80 100 120
*unknown
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Deposit
A3 Shear - Longitudinal Section
Dense Massive Pitchblende
126c2 3.65m 37.5m
126c1 1.25m 37.0m
136c2 6.7m 26.0m
121c2 9.7m 65.5m
136c1 0.9m 17.0m
121c1 6.0m 81.0m
118c2 5.25m 46.5m
120c1 0.6m 6.5m
120c2 0m 4.0m
133c1 0m 9.0m
129c2 0.15m 28.5m
119c2 1.85m 10.5m
127c1 0m 20.5m
129c1 1.6m 21.0m
133c2 0m 4.5m
127c2 0.15m 25.5m
138c1 0m 13.0m
117c1
115c1
115c2
114c1
114c2
116c1
116c2
118c1
119c1
AR-17-103*
17.5m at 1.75% U3O8
OPEN
OPEN
OPEN
OPEN
OPEN
400m
500m
600m
700m
800m
900m

Figure 3: Arrow Deposit Drill Hole Locations

Figure 4: Core photo of high grade mineralization in AR-17-136c2 – A3 Shear

Table 1: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS - 120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-17-114c3	327	-70	792.50	130.00	639.00	639.50	0.50	<500 - 520
					644.50	651.50	7.00	<500 - 43000
					678.50	679.00	0.50	<500 - 1000
					685.00	685.50	0.50	<500 - 850
					703.50	714.50	11.00	<500 - 32000
					723.00	726.50	3.50	<500 - 10500
AR-17-118c2	327	-70	828.50	129.90	458.50	459.00	0.50	<500 - 580
					511.50	512.50	1.00	<500 - 1200
					524.00	525.00	1.00	<500 - 2200
					534.00	537.50	3.50	<500 - >61000
					551.50	554.50	3.00	<500 - 50000
					568.00	571.50	3.50	<500 - 14000
					579.50	588.00	8.50	<500 - >61000
					590.50	593.50	3.00	<500 - >61000
					602.50	603.50	1.00	1200 - 11500
					613.50	641.00	27.50	<500 - >61000
					691.50	711.00	19.50	<500 - 31000
					714.00	736.00	22.00	<500 - >61000
					738.50	743.00	4.50	<500 - >61000
					746.50	749.00	2.50	<500 - 1800
					752.00	752.50	0.50	<500 - 530
AR-17-119c2	147	-67	1065.50	119.50	381.50	391.50	10.00	<500 - 9500
					404.00	404.50	0.50	<500 - 1250
					411.50	412.50	1.00	<500 - 1650
					461.50	469.00	7.50	<500 - 25000
					475.50	479.00	3.50	<500 -1100
					489.00	499.00	10.00	<500 - 8900
					507.00	507.50	0.50	<500 - 2650
					515.50	516.00	0.50	<500 - 1450
					520.50	534.00	13.50	<500 - 9900
					540.50	541.00	0.50	<500 - 770
					549.50	577.50	28.00	<500 - 49000
					603.00	610.50	7.50	<500 - 8000
					613.50	614.00	0.50	<500 - 800
					627.00	630.00	3.00	<500 - 1700
					715.50	726.00	10.50	<500 - >61000

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS - 120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
					891.00	891.50	0.50	<500 - 1100
					970.00	970.50	0.50	<500 - 520
					1011.50	1012.00	0.50	<500 - 650
AR-16-120c1	327	-70	846.50	114.80	534.50	535.50	1.00	500 - >61000
					620.00	620.50	0.50	<500 - 560
					625.50	626.00	0.50	<500 - 1200
					635.00	639.00	4.00	<500 - 25000
					664.50	665.00	0.50	<500 - 580
AR-16-120c2	327	-70	864.50	114.80	534.50	535.00	0.50	<500 - 610
					552.00	552.50	0.50	<500 - 700
					633.00	634.50	1.50	<500 - 5900
					691.00	691.50	0.50	<500 - 700
					717.00	719.00	2.00	<500 - 2900
AR-16-121c1	327	-70	816.50	134.10	455.00	458.50	3.50	<500 - 11000
					462.50	463.00	0.50	<500 - 800
					481.00	482.00	1.00	<500 - 30000
					485.00	496.00	11.00	<500 - 8900
					498.50	505.00	6.50	<500 - 36000
					509.00	514.00	5.00	<500 - 11000
					520.00	548.00	28.00	<500 - >61000
					551.50	577.00	25.50	<500 - 47000
					580.00	583.00	3.00	<500 - 1050
					586.00	587.00	1.00	<500 - 2400
					636.50	664.50	28.00	<500 - >61000
					669.00	677.50	8.50	<500 - 60000
					680.00	681.00	1.00	1100 - 35000
					684.00	685.00	1.00	<500 - 35000
					687.50	688.50	1.00	<500 - 1250
					691.00	693.50	2.50	<500 - 2000
					716.50	720.00	3.50	<500 - >61000
					722.50	734.00	11.50	<500 - 36000
					785.00	786.00	1.00	<500 - 1850
AR-17-121c2	327	-70	813.50	134.10	473.50	474.00	0.50	<500 - 4600
					483.50	485.00	1.50	<500 - 7100
					487.50	491.00	3.50	<500 - 47000
					497.50	535.50	38.00	<500 - >61000
					538.00	560.00	22.00	<500 - 2700
					616.50	620.50	4.00	<500 - 1600
					623.50	624.00	0.50	<500 - 740
					628.50	631.00	2.50	<500 - 29000
					642.50	648.50	6.00	<500 - 30000

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS - 120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
					651.00	668.50	17.50	<500 - 55500
					689.50	690.50	1.00	<500 - 2700
					710.50	712.00	1.50	<500 - 3400
					735.00	735.50	0.50	<500 - 1300
					754.50	759.50	5.00	<500 - 2200
AR-17-126c1	327	-70	831.00	131.70	397.50	398.00	0.50	<500 - 2000
					404.50	405.00	0.50	<500 - 650
					408.50	411.50	3.00	<500 - 26800
					424.00	424.50	0.50	<500 - 640
					429.50	430.00	0.50	1600 - 56000
					437.00	440.00	3.00	<500 - 1670
					442.50	444.50	2.00	<500 - 7900
					447.00	448.00	1.00	<500 - 9100
					451.50	453.50	2.00	<500 - 5900
					457.50	468.00	10.50	<500 - 56500
					470.50	471.00	0.50	<500 - 520
					477.50	490.50	13.00	<500 - 2300
					561.50	562.00	0.50	<500 - 730
					575.00	576.50	1.50	<500 - 1150
					584.50	585.50	1.00	<500 - 6000
					597.00	602.50	5.50	<500 - 2630
					606.00	609.00	3.00	<500 - 1800
					612.00	613.00	1.00	<500 - 5650
					619.00	622.00	3.00	<500 - 980
					625.00	627.00	2.00	<500 - 2400
					749.50	756.50	7.00	<500 - 2700
					805.00	806.50	1.50	<500 - 1300
AR-17-126c2	327	-70	543.00	131.70	426.50	427.00	0.50	2500 - 58000
					429.50	430.00	0.50	<500 - 18800
					433.00	433.50	0.50	<500 - 24000
					440.50	441.50	1.00	<500 - 10500
					444.00	444.50	0.50	3000 - 38000
					451.50	452.50	1.00	<500 - 5460
					460.00	468.00	8.00	<500 - >61000
					479.00	480.50	1.50	<500 - 10800
					486.50	508.00	21.50	<500 - >61000
					512.50	514.00	1.50	<500 - 600
					525.50	526.50	1.00	<500 - 650
AR-17-127c1	147	-67	882.50	117.90	478.00	482.00	4.00	<500 - 28000
					486.00	491.00	5.00	<500 - 2900
					512.00	515.00	3.00	<500 - 15000

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS - 120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
					543.00	544.50	1.50	<500 - 10700
					554.00	555.00	1.00	<500 - 910
					589.50	595.50	6.00	<500 - 4600
					602.00	604.50	2.50	<500 - 2200
					608.50	609.00	0.50	<500 - 700
					611.50	612.50	1.00	<500 - 3300
					619.50	620.50	1.00	<500 - 5000
					626.50	628.50	2.00	<500 - 3100
					641.00	647.00	6.00	<500 - 11000
					670.50	671.00	0.50	<500 - 520
					675.00	676.00	1.00	<500 - 830
					679.00	680.00	1.00	<500 - 950
					740.50	741.00	0.50	<500 - 730
					757.50	763.50	6.00	<500 - 2900
					768.50	772.00	3.50	<500 - 2100
					775.00	779.00	4.00	<500 - 1300
					782.50	785.50	3.00	<500 - 1100
					807.50	810.00	2.50	<500 - 1100
					856.00	857.00	1.00	<500 - 2800
AR-17-127c2	147	-67	954.50	117.90	507.00	508.00	1.00	<500 - 850
					533.50	534.50	1.00	<500 - 650
					568.00	568.50	0.50	<500 - 975
					662.50	666.00	3.50	<500 - 2750
					668.50	669.00	0.50	<500 - 980
					679.50	687.50	8.00	<500 - >61000
					761.50	765.50	4.00	<500 - 4000
					788.50	791.00	2.50	<500 - 8500
					843.50	845.00	1.50	<500 - 1700
					849.50	850.00	0.50	<500 - 510
					861.00	870.00	9.00	<500 - 2600
					872.50	884.50	12.00	<500 - 11000
					889.00	891.50	2.50	<500 - 2100
AR-17-129c1	327	-70	1074.50	N/A	670.00	671.00	1.00	<500 - 29000
					763.50	775.50	12.00	<500 - 40000
					779.50	784.50	5.00	<500 - 46000
					791.50	794.50	3.00	<500 - 57000
					801.50	808.50	7.00	<500 - >61000
					812.00	814.50	2.50	<500 - 16500
					819.50	823.50	4.00	<500 - 3800
					831.50	833.50	2.00	<500 - 800
					846.00	846.50	0.50	<500 - 560

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS - 120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
					851.00	851.50	0.50	<500 - 760
					894.50	896.00	1.50	<500 - >61000
					899.00	905.50	6.50	<500 - >61000
					913.50	923.50	10.00	<500 - >61000
					982.00	982.50	0.50	<500 - 1300
					988.50	998.50	10.00	<500 - 2400
AR-17-129c2	327	-70	1002.50	N/A	603.50	604.00	0.50	<500 - 510
					641.50	642.00	0.50	<500 - 1260
					653.00	657.00	4.00	<500 - 8110
					665.00	667.00	2.00	<500 - 3070
					671.50	672.00	0.50	<500 - 6870
					691.00	692.50	1.50	<500 - 4900
					698.50	700.50	2.00	<500 - 57000
					720.00	721.50	1.50	<500 - 2500
					757.50	758.50	1.00	1500 - 45000
					780.00	781.00	1.00	<500 - 4700
					783.50	788.00	4.50	<500 - 11000
					793.50	798.00	4.50	<500 - 1660
					806.00	806.50	0.50	<500 - 600
					811.50	812.00	0.50	<500 - 3000
					823.50	824.00	0.50	<500 - 920
					831.00	832.00	1.00	<500 - 1610
					850.50	866.50	16.00	<500 - 17000
					873.00	876.50	3.50	<500 - 6600
					893.00	894.50	1.50	<500 - 2400
					977.00	977.50	0.50	<500 - 560
					984.50	985.50	1.00	<500 - 2040
					994.50	995.50	1.00	<500 - 2200
AR-17-133c1	147	-67	864.50	110.45	437.00	438.00	1.00	<500 - 750
					492.50	504.50	12.00	<500 - 1500
					513.00	527.00	14.00	<500 - 5000
					532.50	533.50	1.00	<500 - 1000
					536.00	537.00	1.00	<500 - 800
					604.50	607.00	2.50	<500 - 2400
					611.50	615.50	4.00	<500 - 12000
					618.00	619.00	1.00	<500 - 1500
					631.50	632.50	1.00	<500 - 3800
					676.00	678.50	2.50	<500 - 5500
					697.00	697.50	0.50	<500 - 1100
					732.50	737.00	4.50	<500 - 6300
					749.50	751.00	1.50	<500 - 2600

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS - 120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-17-133c2	147	-67	981.50	110.45	479.00	479.50	0.50	<500 - 1000
					485.00	488.50	3.50	<500 - 2600
					495.50	496.50	1.00	<500 - 2200
					532.00	533.00	1.00	<500 - 1550
					535.50	563.00	27.50	<500 - 5000
					567.00	570.50	3.50	<500 - 1350
					579.00	583.00	4.00	<500 - 5300
					588.00	588.50	0.50	<500 - 2100
					593.00	598.00	5.00	<500 - 1200
					602.00	605.50	3.50	<500 - 1130
					608.50	620.00	11.50	<500 - 4000
					624.50	632.00	7.50	<500 - 4000
					644.50	658.50	14.00	<500 - 3400
					661.50	663.50	2.00	<500 - 1700
					666.00	667.50	1.50	<500 - 1150
					673.50	677.50	4.00	<500 - 6000
					680.00	690.00	10.00	<500 - 21000
					710.00	710.50	0.50	<500 - 630
					716.00	718.00	2.00	<500 - 4690
					721.00	723.00	2.00	<500 - 6400
					727.00	729.00	2.00	<500 - 1080
					759.50	763.00	3.50	<500 - 3320
					771.50	772.50	1.00	<500 - 1250
					796.50	799.50	3.00	<500 - 1000
					896.50	897.00	0.50	<500 - 520
					929.50	930.00	0.50	<500 - 600
AR-17-136c1	327	-70	567.00	128.40	432.50	433.50	1.00	<500 - 1800
					442.50	444.00	1.50	<500 - 13000
					450.50	451.00	0.50	<500 - 4600
					475.50	476.50	1.00	<500 - 34000
					485.50	498.50	13.00	<500 - 22000
AR-17-136c2	327	-70	849.00	128.40	399.50	403.00	3.50	<500 - 2200
					405.50	408.00	2.50	<500 - 4500
					414.00	416.00	2.00	<500 - 8100
					429.50	432.00	2.50	<500 - 9500
					437.50	441.00	3.50	<500 - 23000
					446.50	458.50	12.00	<500 - >61000
					539.50	551.00	11.50	<500 - >61000
					554.00	554.50	0.50	<500 - 1050
					614.50	615.00	0.50	<500 - 575
					752.00	756.00	4.00	<500 - 21000

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS - 120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
					767.50	768.00	0.50	<500 - 610
					803.50	804.00	0.50	<500 - 980
AR-17-138c1	147	-70	102.80	936.00	532.00	532.50	0.50	<500 - 1700
					559.00	559.50	0.50	<500 - 1400
					562.00	563.00	1.00	<500 - 1600
					581.00	583.00	2.00	<500 - 1200
					613.00	613.50	0.50	<500 - 530
					631.00	635.00	4.00	<500 - 1300
					639.50	663.50	24.00	<500 - 4000
					676.00	712.50	36.50	<500 - 7400
					715.00	720.00	5.00	<500 - 1540
					725.50	726.00	0.50	<500 - 740
					728.50	730.50	2.00	<500 - 1900
					743.50	746.00	2.50	<500 - 5500
					749.00	766.00	17.00	<500 - 4750
					771.50	773.00	1.50	<500 - 1250
					777.50	778.00	0.50	<500 - 820
					878.50	881.00	2.50	<500 - 2930
					885.50	888.50	3.00	<500 - 1750
					893.50	894.00	0.50	<500 - 3300
					897.00	904.00	7.00	<500 - 5100

Parameters:

•	Maximum internal dilution 2.00 m downhole

•

All depths and intervals are meters downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be estimated.

•	“Anomalous” means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	“Off-scale” means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	Where “Min cps” is <500 cps, this refers to local low radiometric zones within the overall radioactive interval

Arrow Deposit Drilling

AR-17-114c3

Hole AR-17-114c3 was a directional scissor hole that departed pilot hole AR-17-114c2 at a depth of 595 m. The hole was designed to test the A2 shear 60 m down-dip of AR-16-96c2 (4.17% U3O8 over 57.5 m in the A2 shear). Directional drilling was initiated at 606 m. The A2 shear was intersected at an inclination of -72°.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic and relatively narrow intervals of pelitic gneiss and mylonite (the A2 shear). Anomalous to strongly anomalous radioactivity was intersected in the A2 shear in association with stringers, fracture, and foliation-controlled pitchblende mineralization. A total composite mineralization of 23.0 m including 1.25 m of off-scale radioactivity (>10,000 to >43,000 cps) was intersected within a 87.5 m section (639.0 m to 726.5 m), all in the A2 shear. The hole was terminated at 792.5 m.

AR-17-118c2

Hole AR-17-118c2 was a directional scissor hole that departed pilot hole AR-17-118c1 at a depth of 207 m. The hole was designed to test the A2 shear 45 m down-dip and northeast of AR-15-53c3 (1.38% U3O8 over 24.5 m, 3.37% U3O8 over 8.5 m, and 1.87% U3O8 over 9.5 m in the A2 shear) and the A3 shear 20 m down-dip and southwest of AR-15-57c2 (5.89% U3O8 over 29.5 m in the A3 shear). Directional drilling was initiated at 250 m. The A2 and A3 shears were both intersected at an inclination of -67°.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A4 shears). Anomalous to strongly anomalous radioactivity was intersected in the A2 through A4 shears in association with stringers, disseminated, fracture-controlled, and semi-massive to massive pitchblende mineralization. A total composite mineralization of 101.5 m including 11.7 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 294.0 m section (458.5 to 752.5 m). In the A2 shear, 49.0 m of composite mineralization including 6.1 m of off-scale radioactivity was intersected. In the A3 shear, 46.5 m of composite mineralization including 5.25 m of off-scale radioactivity was intersected. An additional 6.0 m of composite mineralization including 0.35 m of off-scale radioactivity was intersected in the A4 shear. The hole was terminated at 828.5 m.

AR-17-119c2

Hole AR-17-119c2 was a directional hole that departed pilot hole AR-17-119c1 at a depth of 205 m. The hole was designed to test the A2 shear 95 m down-dip and southwest of AR-17-119c1 (1.15 m of off-scale radioactivity in the A2 shear; assays pending). Directional drilling was initiated at 222 m. The A2 and A3 shears were intersected at inclinations of -71° and -70° respectively.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A1 through A3 shears in association with stringers, disseminated, foliation-controlled, fracture-controlled, and semi-massive pitchblende mineralization. A total composite mineralization of 98.5 m including 3.7 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 630.5 m section (381.5 to 1012.0 m). In the A1 shear, 47.5 m of composite mineralization including 0.2 m of off-scale radioactivity was intersected. In the A2 shear, 39.0 m of composite mineralization including 1.65 m of off-scale radioactivity was intersected. In the A3 shear, 10.5 m of composite mineralization including 1.85 m of off-scale radioactivity was intersected. An additional 1.5 m of composite mineralization was intersected in the A4 shear. The hole was terminated at a depth of 1065.5 m.

AR-17-120c1

Hole AR-17-120c1 was a directional scissor hole collared from the surface at an angled orientation (-70°) to the northwest (327° Azimuth). It was designed to test the A2 shear 95 m down-dip and southwest of AR-15-59c5 (0.29% U3O8 over 24.0 m in the A2 shear). Directional drilling was initiated at 282 m. The A2 shear was intersected at an inclination of -67°.

The hole intersected bleached Athabasca Group sandstones between 106.0 m and the unconformity at 114.80 m. Basement lithologies dominantly consisted of semi-pelitic gneiss with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A2 and A3 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A3 shear in association with disseminated, foliation-controlled, and fracture-controlled pitchblende mineralization. A total composite mineralization of 6.5 m including 0.6 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 130.5 m section (534.5 to 665.0 m), all in the A3 shear. The hole was terminated at a depth of 846.5 m.

AR-17-120c2

Hole AR-17-120c2 was a directional scissor hole that departed pilot hole AR-17-120c1 at a depth of 286 m. It was designed to test the A2 shear 65 m down-dip of AR-17-120c1. Directional drilling was initiated at 295 m. The A3 shear was intersected at an inclination of -71°.

Basement lithologies were intersected from the top of the hole and dominantly consisted of semi-pelitic gneiss with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A2 through A3 shears). The hole successfully intersected anomalous radioactivity in the A3 and A4 shears in association with disseminated and fracture-controlled pitchblende mineralization. A total composite mineralization of 5.0 m was intersected within a 184.5 m section (534.5 to 719.0 m). In the A3 shear, 4.0 m of composite mineralization was intersected. In the A4 shear, 1.0 m of composite mineralization was intersected. The hole was terminated at a depth of 864.5 m.

AR-17-121c1

Hole AR-17-121c1 was a directional scissor hole collared from the surface at an angled orientation (-70°) to the northwest (327° Azimuth). The hole was designed to test the A2 shear 25 m up-dip and northeast of AR-16- 118c2 (6.1 m of off-scale radioactivity in the A2 shear; assays pending) and the A3 shear 45 m up-dip of AR-15- 57c2 (5.89% U3O8 over 29.5 m in the A3 shear). Directional drilling was initiated at 249 m. The A2 and A3 shears were both intersected at an inclination of -71°.

The hole intersected bleached Athabasca Group sandstones between 122.8 m and the unconformity at 134.1 m. Basement lithologies largely consisted of semi-pelitic gneisses with narrow intervals of graphitic pelitic gneiss and mylonite (the A2 and A3 shears). The hole successfully intersected strongly anomalous radioactivity in the A2 through A3 shears in association with stringers, disseminated, foliation-controlled and fracture- controlled mineralization. A total composite mineralization of 143.0 m including 12.0 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 331.0 m section (455.0 to 786.0 m). In the A2 shear, 58.0 m of composite mineralization was intersected including 5.9 m of off-scale radioactivity. In the A3 shear, 81.0 m of composite mineralization was intersected including 6.0 m of off-scale radioactivity. In the A4 shear, 4.0 m of composite mineralization was intersected including 0.1 m of off-scale radioactivity. The hole was terminated at a depth of 816.5 m.

AR-17-121c2

Hole AR-17-121c2 was a directional hole that departed pilot hole AR-17-121c1 at a depth of 262 m. It was designed to test the A3 high-grade domains as a scissor hole immediately adjacent to AR-14-08 (2.51% U3O8 over 10.0 m and 2.94% U3O8 over 6.2 m in the A3 shear). Directional drilling was initiated at 387 m. The A3 shear was intersected at an inclination of -68°.

Basement lithologies were intersected from the top of the hole and dominantly consisted of semi-pelitic gneiss with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A2 and A3 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A2 and A3 shears in association with disseminated, fracture-controlled, and foliation-controlled pitchblende mineralization. A total composite mineralization of 104.0 m including 11.6 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 286.0 m section (473.5 to 759.5 m). In the A2 shear, 33.5 m of composite mineralization was intersected including 1.9 m of off-scale radioactivity. In the A3 shear, 65.5 m of composite mineralization including 9.7 m of off-scale radioactivity was intersected. An additional 5.0 m of composite mineralization was intersected in the A1 shear. The hole was terminated at a depth of 813.5 m.

AR-17-126c1

Hole AR-17-126c1 was a scissor hole collared from surface at an angled orientation (-70°) to the northwest (327° Azimuth). It was designed to test the A3 shear 32 m up-dip and northeast of AR-17-116c1 (6.5 m of off- scale radioactivity in the A3 shear; assays pending). Directional drilling was initiated at 195 m. The A2 and A3 shears were both intersected at inclinations of -67°.

The hole intersected strongly bleached Athabasca Group sandstones between 119.5 m and the unconformity at 131.7 m. Basement lithologies largely consisted of semi-pelitic gneisses with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A2 and A3 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A2 and A3 shears in association with stringers, disseminated, foliation- controlled, and fracture-controlled pitchblende mineralization. A total composite mineralization of 63.0 m including 1.25 m of off-scale radioactivity (>10,000 to 56,500 cps) was intersected within a 409.0 m section (397.5 to 806.5 m). In the A2 shear, 17.5 m of composite mineralization was intersected. In the A3 shear, 37.0 m of composite mineralization was intersected including 1.25 m of off-scale radioactivity. An additional 8.5 m of composite mineralization was intersected in the A1 shear. The hole was terminated at 831 m.

AR-17-126c2

Hole AR-17-126c2 was a directional scissor hole that departed pilot hole AR-17-126c1 at a depth of 207 m. It was designed to test the A3 shear 43 m up-dip and northeast of AR-17-121c2 (9.7 m of off-scale radioactivity in the A3 shear; assays pending). Directional drilling was initiated at 306 m. The A3 shear was intersected at an inclination of -70°.

Basement lithologies were intersected from the top of the hole and dominantly consisted of semi-pelitic gneiss with relatively narrow intervals of pelitic gneiss and mylonite (the A3 shear). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A3 shear in association with stringers, disseminated, and fracture-controlled pitchblende mineralization. A total composite mineralization of 37.5 m including 3.65 m of off-scale radioactivity was intersected within a 100.0 m section (426.5 to 526.5 m), all in the A3 shear. The hole was terminated at a depth of 543 m.

AR-17-127c1

Hole AR-17-127c1 was collared from surface at an angled orientation (-67°) to the southeast (147° Azimuth). It was designed to test the gap area to the northeast of the Arrow Deposit resource domains, 40 m down-dip and northeast of AR-17-119c2 (1.65 m of off-scale radioactivity in the A2 shear; assays pending). Directional drilling was initiated at 201 m. The A2 and A3 shears were both intersected at inclinations of -67°.

The hole intersected bleached Athabasca Group sandstones between 93.0 m and the unconformity at 117.9 m. Basement lithologies largely consisted of semi-pelitic gneisses with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A1 through A3 shears in association with stringers, disseminated, foliation- controlled, and fracture-controlled pitchblende mineralization. A total composite mineralization of 56.5 m including 0.7 m of off-scale radioactivity (>10,000 to 28,000 cps) was intersected within a 379.0 m section (478.0 to 857.0 m). In the A1 shear, 14.5 m of composite mineralization was intersected including 0.6 m of off- scale radioactivity. In the A2 shear, 21.5 m of composite mineralization was intersected including 0.1 m of off- scale radioactivity. In the A3 shear, 20.5 m of composite mineralization was intersected. The hole was terminated at 882.5 m.

AR-17-127c2

Hole AR-17-127c2 was a directional hole that departed pilot hole AR-17-127c1 at a depth of 205 m. It was designed to test the gap area to the northeast of the Arrow Deposit resource domains, 85 m down-dip and northeast of AR-17-119c2 (1.65 m of off-scale radioactivity in the A2 shear; assays pending). Directional drilling was initiated at 205 m. The A2 and A3 shears were both intersected at inclinations of -70°.

Basement lithologies were intersected from the top of the hole and dominantly consisted of semi-pelitic gneiss with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A1 through A3 shears in association with disseminated, fracture-controlled, and foliation-controlled pitchblende mineralization. A total composite mineralization of 46.5 m including 1.75 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 384.5 m section (507.0 to 891.5 m). In the A1 shear, 2.5 m of composite mineralization was intersected. In the A2 shear, 18.5 m of composite mineralization was intersected including 1.6 m of off- scale radioactivity. In the A3 shear, 25.5 m of composite mineralization including 0.15 m of off-scale radioactivity was intersected. The hole was terminated at a depth of 954.5 m.

AR-17-129c1

Hole AR-17-129c1 was a scissor hole collared from surface at an angled orientation (-70°) to the northwest (327° Azimuth). It was designed to test the A4 shear 90 m up-dip and northeast of AR-15-41 (4.30% U3O8 over 20.5 m in the A4 shear). The A4 shear was intersected at an inclination of -66°.

No Athabasca Group sandstones were encountered and basement lithologies largely consisted of semi-pelitic gneisses with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A2 through A4 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A2 through A5 shears in association with stringers, disseminated, foliation-controlled, and fracture-controlled pitchblende mineralization. A total composite mineralization of 66.0 m including 4.4 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 328.5 m section (670.0 to 998.5 m). In the A2 shear, 10.5 m of composite mineralization was intersected. In the A3 shear, 21.0 m of composite mineralization was intersected including 1.6 m of off-scale radioactivity. In the A4 shear, 33.5 m of composite mineralization was intersected including 2.7 m of off-scale radioactivity. An additional 1.0 m of composite mineralization including 0.1 m of off-scale radioactivity was intersected in the A5 shear. The hole was terminated at 1074.5 m.

AR-17-129c2

Hole AR-17-129c2 was a directional hole that departed pilot hole AR-17-129c1 at 495 m. It was designed to test the A4 shear 120 m up-dip of AR-15-41 (4.30% U3O8 over 20.5 m in the A4 shear) with an additional A3 intersection 90 m up-dip of AR-15-39 (2.27% U3O8 over 29.5 m in the A3 shear). Directional drilling was initiated at 510 m. The A3 and A4 shears were both intersected at an inclination of -58°.

Basement lithologies were intersected from the top of the hole and dominantly consisted of semi-pelitic gneiss with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A2 through A4 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A2 through A5 shears in association with stringers, disseminated, fracture-controlled, and foliation-controlled pitchblende mineralization. A total composite mineralization of 49.5 m including 1.25 m of off-scale radioactivity (>10,000 to 57,000 cps) was intersected within a 392.0 m section (603.5 to 995.5 m). In the A2 shear, 6.5 m of composite mineralization was intersected. In the A3 shear, 28.5 m of composite mineralization was intersected including 0.15 m of off-scale radioactivity. In the A4 shear, 8.5 m of composite mineralization was intersected including 1.1 m of off-scale radioactivity. In the A1 and A5 shears, an additional 1.0 m and 5.0 m of composite mineralization was intersected respectively. The hole was terminated at a depth of 1002.5 m.

AR-17-133c1

Hole AR-17-133c1 was collared from surface at an angled orientation (-67°) to the southeast (147° Azimuth). It was designed to test the gap area to the northeast of the Arrow Deposit resource domains, 77 m northeast of AR-17-119c2 (1.65 m of off-scale radioactivity in the A2 shear; assays pending). Directional drilling was initiated at 270 m. The A2 and A3 shears were both intersected at inclinations of -65°.

The hole intersected bleached Athabasca Group sandstones between 99.0 m and the unconformity at 110.45 m. Basement lithologies largely consisted of semi-pelitic gneisses with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A1 through A3 shears in association with stringers, disseminated, foliation- controlled, and fracture-controlled pitchblende mineralization. A total composite mineralization of 46.5 m including 0.1 m of off-scale radioactivity (>10,000 to 12,000 cps) was intersected within a 314.0 m section (437.0 to 751.0 m). In the A1 shear, 29.0 m of composite mineralization was intersected. In the A2 shear, 8.5 m of composite mineralization was intersected including 0.1 m of off-scale radioactivity. In the A3 shear, 9.0 m of composite mineralization was intersected. The hole was terminated at 864.5 m.

AR-17-133c2

Hole AR-17-133c2 was a directional hole that departed pilot hole AR-17-133c1 at 252 m. It was designed to test the gap area to the northeast of the Arrow Deposit resource domains, 60 m up-dip and northeast of AR- 17-127c2 (1.6 m of off-scale radioactivity in the A2 shear; assays pending). Directional drilling was initiated at 270 m. The A1 through A3 shears were intersected at inclinations of -70°, -69°, and -69° respectively.

Basement lithologies were intersected from the top of the hole and dominantly consisted of semi-pelitic gneiss with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A1 through A4 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A1 through A4 shears in association with disseminated, fracture-controlled, and foliation-controlled pitchblende mineralization. A total composite mineralization of 115.5 m including 0.25 m of off-scale radioactivity (>10,000 to 21,000 cps) was intersected within a 451.0 m section (479.0 to 930.0 m). In the A1 shear, 46.5 m of composite mineralization was intersected. In the A2 shear, 64.0 m of composite mineralization was intersected including 0.25 m of off- scale radioactivity. In the A3 shear, 4.5 m of composite mineralization was intersected. An additional 0.5 m of composite mineralization was intersected in the A4 shear. The hole was terminated at a depth of 981.5 m.

AR-17-136c1

Hole AR-16-136c1 was a scissor hole collared from surface at an angled orientation (-70°) to the northwest (327° Azimuth). It was designed to test the A3 shear 30 m northeast of AR-17-116c1 (6.5 m of off-scale radioactivity in the A3 shear; assays pending). Directional drilling was initiated at 201 m. The A3 shear was intersected at an inclination of -69°.

The hole intersected bleached Athabasca Group sandstones between 112.1 m and the unconformity at 128.4 m. Basement lithologies largely consisted of semi-pelitic gneisses with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A3 shear). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A3 shear in association with stringers, disseminated, and fracture-controlled pitchblende mineralization. A total composite mineralization of 17.0 m including 0.9 m of off-scale radioactivity (>10,000 to 34,000 cps) was intersected within a 66.0 m section (432.5 to 498.5 m), all within the A3 shear. The hole was terminated at 567 m.

AR-17-136c2

Hole AR-17-136c2 was a directional hole that departed pilot hole AR-17-136c1 at 204 m. It was designed to test the A3 shear 50 m northeast and up-dip of AR-17-116c1 (6.5 m of off-scale radioactivity in the A3 shear; assays pending). Directional drilling was initiated at 216 m. The A1 through A3 shears were all intersected at inclinations of -66°.

Basement lithologies were intersected from the top of the hole and dominantly consisted of semi-pelitic gneiss with relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A1 through A3 shears in association with stringers, disseminated, fracture-controlled, foliation-controlled, and massive pitchblende mineralization. A total composite mineralization of 43.5 m including 7.35 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 404.5 m section (399.5 to 804.0 m). In the A1 shear, 4.5 m of composite mineralization was intersected including 0.15 m of off-scale radioactivity. In the A2 shear, 12.5 m of composite mineralization was intersected including 0.5 m of off-scale radioactivity. In the A3 shear, 26.0 m of composite mineralization was intersected including 6.7 m of off-scale radioactivity anchored by dense accumulations of massive pitchblende. An additional 0.5 m of composite mineralization was intersected northwest of the A1 shear. The hole was terminated at a depth of 849 m.

AR-17-138c1

Hole AR-16-138c1 was collared from surface at an angled orientation (-70°) to the southeast (147° Azimuth). It was designed to test the gap area to the northeast of the Arrow Deposit resource domains, 120 m northeast of AR-17-127c2 (1.6 m of off-scale radioactivity in the A2 shear; assays pending). Directional drilling was initiated at 201 m. The A2 shear was intersected at an inclination of -70°.

The hole intersected strongly bleached Athabasca Group sandstones between 75.5 m and the unconformity at 102.8 m. Basement lithologies largely consisted of semi-pelitic gneisses with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A1 through A3 shears in association with disseminated and fracture- controlled pitchblende mineralization. A total composite mineralization of 111.0 m was intersected within a 372.0 m section (532.0 to 904.0 m). In the A1 shear, 8.5 m of composite mineralization was intersected. In the A2 shear, 89.5m of composite mineralization was intersected. In the A3 shear, 13.0 m of composite mineralization was intersected. The hole was terminated at 936 m.

Technical Information

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals. All intersections are downhole.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth below please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective March 31, 2017 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015 and the Harpoon discovery in August 2016. The Arrow Deposit’s March 2017 Mineral Resource estimate (effective December 20, 2016) comprises an Indicated Mineral Resource of 179.5 M lbs U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 and an Inferred Mineral Resource of an additional 122.1 M lbs U3O8 contained in 4.25 M tonnes grading 1.30% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, assay results may not be consistent with preliminary results, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.